Eastside Distilling, Inc.

755 Main Street

Building 4, Suite 3

Monroe, CT 06468

January 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	Eastside Distilling, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 8, 2025
File No. 333-283816

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Eastside Distilling, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 pm, Eastern Time on Monday, January 13, 2025, or as soon thereafter as may be practicable.

Please direct any questions concerning this letter to Michael D. Harris, Esq. or Constantine Christakis, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com or 561-302-6158, cchristakis@nasonyeager.com.

Sincerely,

Eastside Distilling, Inc.

By:	/s/Geoffrey Gwin
Geoffrey Gwin, CEO

cc:	Michael Harris, Esq.
Constantine Christakis, Esq.